SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                      GLOBALSTAR TELECOMMUNICATIONS LIMITED
                      _____________________________________
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    G3930H104
                                 ______________
                                 (CUSIP Number)

                                 March 10, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 2 of 11 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
     Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 3 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
     Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 4 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   0
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    0
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 5 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
Number of                                   0
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    0
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages



Item 1(a)         Name of Issuer:

                  Globalstar Telecommunications Limited ("Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)       Soros  Fund  Management  LLC,  a  Delaware   limited
                            liability company ("SFM LLC");

                  (ii)      Mr. George Soros ("Mr. Soros");

                  (iii)     Mr. Stanley F. Druckenmiller ("Mr.  Druckenmiller");
                            and

                  (iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                  As a result of the disposition of all of the Shares (as defined herein) held for the account of Quantum Partners LDC ("Quantum Partners"), Soros Fund Management LLC, Mr. Soros and Mr. Druckenmiller may no longer be deemed the beneficial owners of any Shares held for the account of Quantum Partners. As a result of the disposition of all of the Shares held for the account of Duquesne LLC, Mr. Druckenmiller and Duquesne LLC may no longer be deemed the beneficial owners of any Shares held for the account of Duquesne LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591. Item 2(c) Citizenship:

                  (i)      SFM LLC is a Delaware limited liability company;

                  (ii)     Mr. Soros is a United States citizen;

                  (iii)    Mr. Druckenmiller is a United States citizen; and

                  (iv) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $1.00 par value (the "Shares").

                                                              Page 7 of 11 Pages


Item 2(e)         CUSIP Number:

                           G3930H104

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2
                  (b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of April 20, 2000, each of the Reporting Persons may no longer be deemed the beneficial owner of any Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                              Page 8 of 11 Pages



     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Duquesne LLC
     ------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:            0

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this  Statement  is being filed to report the fact
that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 20, 2000                 SOROS FUND MANAGEMENT LLC


                                      By:      /S/ MICHAEL C. NEUS
                                               ---------------------------------
                                               Michael C. Neus
                                               Deputy General Counsel


Date:  April 20, 2000                 GEORGE SOROS


                                      By:      /S/ MICHAEL C. NEUS
                                               ---------------------------------
                                               Michael C. Neus
                                               Attorney-in-Fact


Date:  April 20, 2000                 STANLEY F. DRUCKENMILLER


                                      By:      /S/ MICHAEL C. NEUS
                                               ---------------------------------
                                               Michael C. Neus
                                               Attorney-in-Fact


Date:  April 20, 2000                 DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                      By:      /S/ GERALD KERNER
                                               ---------------------------------
                                               Gerald Kerner
                                               Managing Director

                                                             Page 10 of 11 Pages



                                  EXHIBIT INDEX



                                                                        Page No.
                                                                        --------

E.       Joint Filing  Agreement,  dated April 20,  2000,  by and
         among Soros Fund Management  LLC, Mr. George Soros,  Mr.
         Stanley   F.   Druckenmiller,   and   Duquesne   Capital
         Management, L.L.C.......................................             11

                                                             Page 11 of 11 Pages



                                    EXHIBIT E

                  The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Globalstar Telecommunications Limited, dated as of April 20, 2000, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.


Date:  April 20, 2000                 SOROS FUND MANAGEMENT LLC


                                      By:      /S/ MICHAEL C. NEUS
                                               ---------------------------------
                                               Michael C. Neus
                                               Deputy General Counsel


Date:  April 20, 2000                 GEORGE SOROS


                                      By:      /S/ MICHAEL C. NEUS
                                               ---------------------------------
                                               Michael C. Neus
                                               Attorney-in-Fact


Date:  April 20, 2000                 STANLEY F. DRUCKENMILLER


                                      By:      /S/ MICHAEL C. NEUS
                                               ---------------------------------
                                               Michael C. Neus
                                               Attorney-in-Fact


Date:  April 20, 2000                 DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                      By:      /S/ GERALD KERNER
                                               ---------------------------------
                                               Gerald Kerner
                                               Managing Director